Exhibit 99.1

Brenmiller’s Launches bGen™ ZERO for Renewable Power-to-Heat and Industrial Decarbonization, Expects to Unlock New Revenue Streams

•	Register for Brenmiller’s live webinar, followed by Q&A:
•	English webinar: Wednesday, August 9, 2023 at 11:00 AM EDT
•	Hebrew webinar: Thursday, August 10, 2023 at 10:30 AM IDT
•	High-performance bGen™ ZERO is key to Brenmiller’s strategic focus of scaling TES systems from renewable electricity to meet demand for low-cost, zero-emission clean heat to decarbonize industrial and power sectors
•	The proprietary design produces best-in-class cycle efficiency, boasting a 34% improvement in energy density and 40% increase in charging power compared to the first generation bGen™ product
•	The bGen ZERO will be produced at Brenmiller’s gigafactory in Dimona, Israel, producing up to 4GWh of bGen systems annually to serve the Company's pipeline

ROSH HA’AYIN, Israel, August 9, 2023 – Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” or the “Company”) (Nasdaq: BNRG, TASE: BNRG), a clean energy company that provides Thermal Energy Storage (“TES”) systems to global industrial and utility markets, today unveiled the next generation of its market-leading, high-performance TES system, the bGen™ ZERO as part of the Company’s strategic focus to deliver cost-efficient, zero-carbon emissions heat. By electrifying heat, the bGen ZERO is designed to address growing market demand for decarbonization solutions in the industrial and power sectors.

The bGen ZERO offers a modular, flexible design with fast charge and discharge times, all without the use of hazardous materials. Additional highlights and improvements from prior bGen™ systems include:

1.	Improved Efficiency: 33% reduction in heat loss, 99% charging efficiency, 97% cycle efficiency (power to heat), and 98% year-round availability.
2.	Boosted Energy Density: 34% improvement in energy density and 40% improvement in discharge power.
3.	Swift Response and Continuous Operation: Engineered for fast one second response rate and uninterrupted operation at maximum capacity, tailored for high demands of the power grid for reserve power and stability.
4.	Compact and Modular: Fully modular, productized solution that ensures the highest quality standards, rapid on-site installation, and commissioning. Occupies minimal space due to its unlimited storage height.
5.	Impressive Steam Power Generation: Delivers substantial steam power generation, offering a stable steam supply for various power, commercial and industrial applications.
6.	Smart and Safe Operations: Features an intelligent module operation package with predictive maintenance and optimized performance based on market prices one day ahead, coupled with storage performance insights. Remote control operation via the Brenmiller control center. Robust cyber protection measures to ensure security and reliability.

The unveiling of this new product underscores a strategic evolution in the Company’s focus on power-to-heat for the industrial market. The bGen ZERO design, paired with performance improvements, presents a multi-use solution to tap into decarbonization which Brenmiller believes will unlock new revenue streams across applications including grid services. Brenmiller has also identified to avenues in which to offer their product in order to expand access to its TES solution:

1.	Direct Equipment Sale: Brenmiller continues to offer its second-generation TES solution for direct purchase by and integration with industrial facilities and power plants. The Company generates recurring revenues by providing after sales services such as warranty, maintenance, and optimization.
2.	Energy as a Service: Brenmiller generates recurring revenue streams by partnering with clean energy utilities for grid services. Brenmiller provides the bGen ZERO technology and integration while the partner provides clean electricity and financial support. Engaging in grid services unlocks a new, significant revenue stream for Brenmiller, while the end customer benefits from no capital expenditures, reduced operation risk, and emissions reductions. The bGen ZERO helps boost flexibility and stability for power grids by using excess renewable energy to generate heat.

“We named our next-generation system ZERO, because it charges from clean power sources such as solar and wind, produces clean heat, eliminates carbon in the production process, reduces costs, and importantly, bGen ZERO itself is built from environmentally friendly, nonhazardous materials,” said Avi Brenmiller, President and CEO of Brenmiller. “Our new high-performance design is the culmination of years of pilots and installations with customers across a variety of applications. Based on our market experience, we believe that the greatest impact our technology can deliver for the environment and for our customers is in the electrification of heat to provide 100% clean energy to industry, replacing the outdated polluting boilers of yesterday.”

Brenmiller has signed several memorandums of understanding and is currently in talks with major industrial and clean energy companies for more collaborative agreements. The Company’s commercial pipeline includes systems which could be deployed in multiple industries including food and beverage, hospitals, chemicals and green hydrogen.

The Company will host a live webinar today, August 9, at 11 AM EDT, followed by Q&A. Register here. The webinar will be held in Hebrew on Thursday, August 10, at 10:30 AM IDT. Register here. The webinars will also be made available on-demand on the Company’s website.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing the bGen ZERO’s potential to meet demand for low-cost, zero-emission clean heat to decarbonize industrial and power sectors and to unlock new revenue streams across applications including grid services; the Company’s commercial pipeline; future collaborative agreements with major industrial and clean energy companies; and the Company’s presentation regarding the launch of its next-generation bGen ZERO TES system. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com